Exhibit 99.1

Hi everyone,

My name is Grace Harlow and I’m an Appraiser on the acquisitions team here at Masterworks.

I am happy to announce our newest offering, a painting by the highly celebrated contemporary American artist, George Condo. In 2021, Condo’s auction turnover totaled over $76 million, ranking him 28th among all artists and 5th among contemporary artists worldwide.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 300 examples of George Condo’s paintings from around the world, many of which are priced in excess of $5 million. Of these works, this is the 9th we have selected to be offered on the Masterworks platform.

The current offering is titled “xGxrxexexnx xaxnxdx xPxuxrxpxlxex xCxoxmxpxoxsxixtxixoxnx” and was executed in 2010. The painting is a characteristic example of the artist’s ongoing series of “Drawing Paintings,” which he began around 2009. Works from this series employ broad swaths of pastel colors alongside gestural graphite renderings of abstracted figures.

As of December 2022, multi-figure cubist compositions that incorporate both painted and drawn elements are among the artist’s most commercial, accounting for eight of Condo’s top ten auction records.

These are led by: “Force Field” (2010), which sold for just under $7 million in July of 2020 at Christie’s, Hong Kong and is the artists top auction record, “Linear Connection” (2010), the artist’s third auction record, which is the same size as the Painting, and sold for just under $5 million in November of 2021 at Christie’s, New York, and “Washington Square Park” (2010), the artist’s fourth top auction record, which is larger than the Painting and sold for $4.8 million in November of 2018 at Christie’s, New York.

Between May 2013 and November 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 22.1%.